Delisting Determination,The Nasdaq Stock Market, LLC,
October 10, 2007, Omtool, Ltd. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Omtool, Ltd. (the Company), effective at the opening of business on October 22, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace
Rules: 4310(c)(02). The Company was notified of Staffs determinations on June 8, 2007. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 4310(c)(02). The Company was notified of the Panels decision on July 31, 2007 and trading in the Companys securities was suspended on August 2, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 9, 2007.